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[PREIT GRAPHIC]            NEWS        Pennsylvania Real Estate Investment Trust
                       FOR RELEASE     200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com

                                       Phone:  215-875-0700
                                       Fax:     215-546-7311

FOR FURTHER INFORMATION:
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
AT THE COMPANY                              AT THE FINANCIAL RELATIONS BOARD
--------------                              --------------------------------
 Edward A. Glickman                         Joe Calabrese         Pamela King           Judith Sylk-Siegel
 Executive Vice President and CFO           (General Info)        (Analyst Info)        (Media Info)
 (215) 875-0700                             (212) 661-8030        (212) 661-8030        (212) 661-8030

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FOR IMMEDIATE RELEASE
---------------------
August 12, 1999

                Pennsylvania Real Estate Investment Trust Reports
        Second Quarter 1999 Results, FFO Per Share Increases 20% to $0.66

Philadelphia, PA, August 12, 1999 -- Pennsylvania Real Estate Investment Trust (NYSE:PEI) announced today the results of its operations for the second quarter ended June 30, 1999.

Second Quarter Highlights
o Increased FFO by 20.0% to $0.66 per share on 14.6 million shares/OP units outstanding from $0.55 per share on 13.9 million shares/OP units outstanding during the second quarter of 1998
o Funds from operations for the quarter increased 25.0% to $9.6 million from $7.7 million in 1998
o Increased combined net operating income 45.5% to $18.9 million from $13.0 million in 1998
  o Retail net operating income increased 76.7% from the 1998 second quarter
  o Multifamily net operating income grew 18.7% from the 1998 second quarter
o Commenced construction of two power centers: Metroplex (Plymouth Meeting, PA) and Paxton Towne Centre (Harrisburg, PA)

Second Quarter Results
Funds from operations (FFO) for the three months ended June 30, 1999 totaled $9,621,000, a 25.0% increase over FFO of $7,699,000 for the comparable three-month period ended June 30, 1998. The growth was driven by acquisitions and development projects completed in 1998 and improved operating results in the Company's portfolio. Second quarter FFO was $0.66 per share on 14,636,000 weighted average share equivalents outstanding (including Operating Partnership [OP] units), compared to $0.55 per share on 13,943,000 weighted average share equivalents for the three months ended June 30, 1998. As calculated by NAREIT, FFO is defined as net income, excluding extraordinary and unusual items, gain (or loss) on the sale of property, plus depreciation and amortization.


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Net operating income before depreciation from wholly-owned properties and the
Company's proportionate share of partnerships and joint venture properties, including PREIT-RUBIN, increased 45.5% to $18,852,000 for the three months ended June 30, 1999, from $12,959,000 for the three months ended June 30, 1998. The increase is mainly due to acquisitions completed in the second half of 1998 and the completion of two development properties in the fourth quarter of 1998.

Net income for the three months ended June 30, 1999 was $4,918,000, or $0.37 per basic share, on total weighted average shares outstanding of 13,315,000 compared to $6,205,000, or $0.47 per basic share, on 13,297,000 total weighted average shares outstanding for the three months ended June 30, 1998. Net income for the 1998 period included a gain on sale of Charter Pointe Apartments in Altamonte Springs, FL totaling $1,766,000 or $0.13 per share.

Six Months Results
Funds from operations (FFO) for the six months ended June 30, 1999 totaled $18,775,000, a 21.6% increase over FFO of $15,445,000 for the prior comparable six-month period ended June 30, 1998. FFO for the six-month period totaled $1.29 per share and OP unit on 14,609,000 weighted average shares outstanding (including OP units), compared to $1.11 per share on 13,941,000 weighted average shares for the six months ended June 30, 1998.

Net operating income before depreciation from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties, including PREIT-RUBIN, increased 43.3% to $37,168,000 for the six months ended June 30, 1999, from $25,929,000 for the six months ended June 30, 1998.

On a fully diluted basis, net income for the six months ended June 30, 1999 was $0.81 per share on 13,312,000 total weighted average shares outstanding. Net income for the 1999 period includes gains on the sales of 135 Commerce Drive in Fort Washington, PA and a land parcel at Crest Plaza in Allentown, PA totaling $1,346,000, or $0.10 per share.

Comments from Management
Ronald Rubin, Chief Executive Officer of PREIT, said, "We continue to be pleased with our operating results, demonstrating the integration of several accretive acquisitions, the strength of our portfolio, and the prudence of our focus on strategic development projects and internal growth. During the 1999 second quarter we achieved double digit increases in FFO, combined net operating income as well as solid performance from our multifamily portfolio, reflecting the effectiveness of our long-term growth strategies." Mr. Rubin continued, "In the quarters ahead we will continue to focus on maintaining the growth of our development pipeline, and obtaining adequate funding for such purpose."

Same Store NOI Growth Continues - Multifamily & Shopping Center Portfolios
Same store net operating income for the Company's portfolio of multifamily properties increased 4.4% over the second quarter of 1998, primarily driven by a 2.7% increase in revenues and a 0.4% increase in operating expenses. Same store net operating income for the second quarter of 1999 for the Company's shopping center portfolio increased by 1.8% over the comparable quarter.

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Portfolio Highlights

o Metroplex Shopping Center (Plymouth Meeting, PA) - PREIT announced that a partnership in which it holds a 50% interest obtained financing and closed on the 103-acre site for the development of Metroplex Shopping Center in Plymouth Meeting, PA. The 780,000 square foot power center will be anchored by Target Stores, Lowe's and Giant Supermarket. Initial occupancy is expected in the second quarter of 2000.
o Paxton Towne Centre (Harrisburg, PA) - The Company announced the acquisition of a 100-acre site and the commencement of construction for Paxton Towne Centre, a 560,000 square foot power center in Harrisburg, PA. Anchor tenants include Target Stores, Kohl's and Weis Markets, and initial occupancy is expected in the second quarter of 2000.
o Development Pipeline - During the second quarter, PREIT announced that it has entered into a joint venture to develop the Pavilion at Market East in Philadelphia, PA. The 375,000 square foot retail, entertainment and parking complex will be anchored by a Disney Quest indoor theme park. Also in the second quarter the Company entered into an agreement to acquire a 50-acre site known as Frankford Arsenal in Philadelphia, PA. The Company expects to acquire the site and begin construction on a 500,000 square foot power center in the fourth quarter of 1999.
o Home Depot at Northeast Tower Center (Philadelphia, PA) - The Company acquired an 89% interest in the Home Depot parcel at its Northeast Tower Center in Philadelphia, PA as contemplated at the time of the acquisition of the balance of the center. The purchase price was $13.5 million, including $12.5 million of long term debt.
o Dispositions - After the close of the second quarter the Company sold a non-core land parcel in Rancocas, NJ in which it owned a 75% interest. The Company's proportionate share of the gain on the sale is approximately $175,000, or $0.01 per share.

Jonathan B. Weller, President and Chief Operating Officer of PREIT, commented, "During the first six months of 1999, we have completed several transactions that further diversify and enhance the Company's portfolio, either through acquisitions or development projects. Each of these transactions began with our identification of opportunities that met our financial objectives, leveraged our expertise in property management, leasing and project development, and offer the potential for FFO growth. Over the remainder of this year, we fully expect to build upon this momentum as the Company's current development and redevelopment pipeline includes 7 power centers, 3 strip centers and 2 enclosed malls."

Capital Resources
The Company announced in April the completion of a $108 million financing with a 10-year term and a weighted average interest rate of 6.77%, as well as the use of proceeds to pay down its line of credit and a short-term secured financing. During the second quarter, the Company utilized approximately $20 million from its line of credit, primarily for the acquisition of the Paxton Towne Centre land and other development activities. At the end of the second quarter approximately $66 million was available under the Company's $150 million line of credit. In addition the Company incurred new mortgage and construction debt in the amount of approximately $24 million, primarily for the acquisition of the Home Depot Parcel at Northeast Tower Centre and the construction financing for the Metroplex Shopping Center.


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Edward Glickman, Chief Financial Officer of PREIT, added, "Since the beginning of the year one of our primary objectives was to provide the Company with additional capital to fund its development projects and other high value-added opportunities. By locking in the interest rate of 6.77% on our $108 million financing, we have reduced our interest rate exposure and increased the availability under the line of credit to facilitate our 1999 and 2000 developments. Furthermore, we continue to pursue opportunities to enhance our financial flexibility to position PREIT to take advantage of significant opportunities that exist in our industry."

Quarterly Dividend Declared
The Company declared a quarterly dividend of $0.47 per share payable on September 15, 1999 to shareholders and unitholders of record as of August 31, 1999. The September 15, 1999 dividend payment will be PREIT's 90th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (8.1 million square feet) and apartment communities (7,241 units) located primarily in the eastern United States. The Company's portfolio currently consists of interests in 47 properties in 10 states. In addition, there are 6 retail properties under development. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, PA.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve various risks and may cause actual results to differ materially. These risks include, but are not limited to, the ability of the Company to grow internally or by acquisition and to integrate acquired businesses, the availability of adequate funds at reasonable cost, changing industry and competitive conditions, and other risks outside the control of the company referred to in the Company's registration statement and periodic reports filed with the Securities and Exchange Commission.

                            [Financial Tables Follow]

                                      # # #
                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

 To receive additional information on Pennsylvania Real Estate Investment Trust via fax at no charge, please dial 1-800-PRO-INFO and enter the ticker symbol PEI.